Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

cme

Chicago Mercantile Exchange

Chicago Board of Trade

cme Group

A CME/Chicago Board of Trade Company

Investor Presentation October 17, 2006 ™ * * Name effective upon transaction closing.

Discussion of Forward-Looking Statements
Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Among the factors that might affect our performance are:
increasing competition by foreign and domestic competitors, including new entrants into our markets; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to realize the benefits of our transaction processing services provided to third parties; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risk of our clearing firms; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and market conditions; our ability to accommodate increases in trading volume without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions;
and seasonality of the derivatives business. More detailed information about factors that may affect our performance may be found in our press release for the merger and our filings with the Securities and Exchange Commission, including our most recent Quarterly Report on
Form 10-Q, which is available in the Investor Information section of the CME Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information
This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC).  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s website
(www.sec.gov) or from CME by directing a request to CME, 20 South Wacker Drive, Chicago, IL 60606, Attention: Shareholder Relations, or
from CBOT by directing a request to 141 West Jackson Boulevard, Chicago, IL  60604, Attention: Investor Relations.
CME, CBOT and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of CME or CBOT in connection with the proposed transaction.  Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders, and information about CBOT’s directors and executive officers is available in CBOT’s proxy statement, dated March 29, 2006, for its 2006 annual meeting of shareholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
NOTE: Unless otherwise noted, all references to CME volume, open interest and rate per contract information in the text of this document exclude
CME’s non-traditional TRAKRS products, for which CME receives significantly lower clearing fees of less than one cent per contract on average, as well as CME Auction Markets™ products.
SM

Landmark Transaction
Combination will establish the world’s largest derivatives
exchange and provide significant value to CME’s and
CBOT’s customers and shareholders
•
Solidifies combined company’s status as
the premier global exchange
•
Expands presence in attractive derivatives
markets
•
Positions combined company for
continued growth
•
Creates operational and cost efficiencies
for customers
•
$125+ million in estimated annual cost
savings expected to be achieved year two
post closing
•
Expected to be accretive to earnings
12 – 18 months post close
•
Potential revenue opportunities
•
Enhances operating leverage
Strategically
Attractive
Financially
Compelling

Transaction Summary
Accretive to earnings 12 - 18 months after the closing  Expected Accretion:
Terrence A. Duffy, Chairman; Charles P. Carey, Vice-Chairman;
Craig S. Donohue, CEO; Bernard W. Dan, Special Advisor
Management:
CME and CBOT members’ existing core trading rights will be
preserved
Core Rights:
For each CBOT share, shareholders will receive 0.3006 CME
shares, or  they may elect Cash with value equal to 0.3006 CME shares based on the ten-day average CME closing price ending 2 days prior to close (subject to proration based on a maximum of
$3 billion of cash)
Consideration Mix:
Mid-2007 (subject to regulatory, shareholder and CBOT
member approvals)
Anticipated Closing:
$240 million Reciprocal Break-Up Fee:
$151.28 per share
(1)
Price Per Share:
29 Directors to include 20 Directors from CME and 9 Directors from CBOT
Board of Directors:
CME Shareholders: minimum of 69% (based on elections)
CBOT Shareholders: up to 31% (based on elections)
Pro Forma Ownership:
Aggregate Consideration: $8.0 billion
(1) Based on CME’s closing price of $503.25 on October 16, 2006

CME and CBOT Shareholder Benefits
Well-Positioned
in Dynamic
Global Industry
Stronger Base
to Build Core
Derivatives
Business
Accretive
Transaction
Platform for
Product
Innovation and
Growth
Substantial
Benefits
Transaction expected to create value for shareholders of
both companies
Synergy
Opportunities
Significant User
Benefits

Well-Positioned in Dynamic Global Industry
Largest market capitalization among global exchange
participants
NOTE:  Market data as of 10/16/06, and market capitalization based on diluted share counts.
1. Assumes all stock transaction.
2. Adjusted to reflect cash component of transaction on a pro rata basis.
$0
$5
$10
$15
$20
$25
$30
Pro Forma
Market Capitalization
CME/CBOT NYX/NXT DB ICE/NYBOT LSE NDAQ TSX ISE
(1) (2)
$24.8
$19.9
$16.0
$5.4
$5.0
$5.0
$2.9
$1.9
$7.1
$10.0
$0.8
$17.7 $9.9
$4.6
Market Capitalization
($ billions)

Foreign
Exchange
10%
Eurodollars
29%
Equities
27%
Commodity
& Other
8%
30-Year
Bonds
5%
10-Year
Notes
12%
5-Year
Notes
5%
2-Year
Notes
2%
Other
Interest
Rates
2%
Equities
39%
Eurodollars
44%
Commodities
& Other
2%
Foreign
Exchange
15%
Platform for Product Innovation and Growth
Strong and broad platform with a diversified product mix
NOTE: Data as of 1H06.
Commodities
& Other
20%
10-Year
Notes
37%
30-Year
Bonds
13%
Other
Interest
Rates
6%
2-Year
Notes
4%
5-Year
Notes
15%
Equities
5%
CME Standalone
Transaction Revenue Mix
CBOT Standalone
Transaction Revenue Mix
Pro Forma
Transaction Revenue Mix

0
300
600
900
1,200
1,500
Stronger Base to Build Core Derivatives Business
The combined company would be the leading global
derivatives exchange based on trading volume, listing
three of the four most actively traded futures contracts
in the world
Source:  FIA.
NOTE:  Volume figures do not include options on futures.
2005 Futures Volume
(contracts in millions)
2005
Top Futures Exchanges
1,444
561
785
344
188
167
116
108
99
70
62
883
CME/CBOT
Eurex Euronext
.liffe
Bolsa de
Mercadorias &
Futuros
Nymex Mexican
Derivatives
Exchange
Dalian
Commodity
Exchange
London
Metal
Exchange
National
Stock
Exchange
of India
Tokyo
Commodity
Exchange
#1 – CME Eurodollar Futures
#2 – CBOT 10-year Treasury Note Futures
#4 – CME E-mini S&P 500 Index Futures

CME and CBOT customers will benefit from increased
scale, liquidity, product diversification and functionality
Significant User Benefits
Creates operational and cost efficiencies for market
users
•
Access to distinct products and services on an
integrated platform
•
Broad pipeline of innovative new products and
functionality
•
Efficiencies through integrated systems and combined
open-auction trading environment
•
Seamless continuation of current clearing services,
which secures existing margin benefits for customers

•
Historic CME/CBOT clearing agreement announced
in April 2003 and fully operational in January 2004
•
Integration executed successfully and ahead of
schedule
Worked with two exchanges, all 80 clearing firms and
BOTCC
•
Substantial savings for our clearing firms and their
customers
$1.6 billion decrease in performance bonds for users
$200 million decrease in security deposits for clearing
firms
Combined risk capital pool and generated other
operational efficiencies
Proven Experience Delivering Synergies

Technology
Related
50%
Trading Floor
/ Operations
15%
Administrative
35%
Substantial Potential Cost Savings
Expected cost savings of $125+ million annually,
beginning in year two post close
Cost Savings Areas
Total: $125+ million

Potential Revenue Opportunities
CBOT and CME combined will be well-positioned to
generate incremental revenue
Global Expansion
OTC Initiatives
• Leverage CME and CBOT’s
global product suite, user
base and relationships
• JADE
• Electronic trading of
Ags
• Build on distinct product
suites to grow market share
in OTC markets:
• Swapstream
• Clearing360
• FXMarketSpace™
Cross-Selling
• Cross-sell the distinct
product suite to the
customer base of both
companies
New Products
• Create efficiencies of spread
products and product
extensions in
• Interest rate derivatives
• Agricultural commodities
• Enhanced product innovation
CME/CBOT

Strong Financial Profile
1.  Pro forma figures adjusted to eliminate clearing fee revenue paid from CBOT to CME.
2.  Operating Income and Net Income is unadjusted for incremental transaction-related expense, and amortization of identifiable intangibles.
Expected to be accretive to earnings 12-18 months post
closing
$778 $903
(2)
LTM Pro Forma as of 6/30/2006
($ Millions)
CME
Standalone
CBOT
Standalone
Pro Forma
All Stock
Pro Forma
All Stock
Cost Savings - - $0 $125
Revenue
(1)
$1,026 $532 $1,490 $1,490
Operating Income $584 $194
% Margin 57% 37% 52% 61%
Net Income
(2)
$355 $116 $471 $546
% Margin 35% 22% 32% 37%

CBOT Overview
0
700
1,400
2,100
2,800
3,500
2001 2002 2003 2004 2005 2006
YTD
(through Sept.)
3,191
1,033
Average Daily Volume
(contracts in thousands)
•
Established in 1848, a leading
futures and futures-options
exchange
•
More than 50 different futures
and options products traded by
open auction and electronically
•
Strong market position and
scalable business platform
•
Global reach and focused
international education efforts
driving organic growth of core
products
•
Established strategic alliances
JADE 50/50 joint venture
Hosting agreements with regional
North American grain exchanges
2001-2006
CAGR
25%

CBOT Financial Profile
•
Proven track record - 2000 through 2005 CAGR
ADV 24%
Revenue 17%
Expense 8%
0
700
1,400
2,100
2,800
3,500
0%
10%
20%
30%
40%
50%
2001 2002 2003 2004 2005 1H06
Operating Leverage
ADV in thousands
Operating margin
19%
5%
31%
20%
28%
44%

16 Roadmap to Completion • File S-4 with SEC • CBOT and CME shareholder and CBOT member approvals • Regulatory approvals The transaction is anticipated to close mid-2007

Transaction Highlights
•
Solidifies combined company’s status as
the premier global exchange
•
Expands presence in attractive derivatives
markets
•
Positions combined company for
continued growth
•
Creates operational and cost efficiencies
for customers
•
$125+ million in estimated annual cost
savings expected to be achieved year two
post closing
•
Expected to be accretive to earnings
12 – 18 months post close
•
Potential revenue opportunities
•
Enhances operating leverage
Strategically
Attractive
Financially
Compelling